

Mail Stop 3561

April 18, 2016

Pietro Satriano
President and Chief Executive Officer
US Foods Holding Corp.
9399 W. Higgins Road, Suite 500
Rosemont, IL 60018

> **Re:** **US Foods Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 31, 2016**
> **File No. 333-209442**

Dear Mr. Satriano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Historical Consolidated Financial Data, page 48

1. We have read your response to comment 10 and your revised disclosures. Please address the following comments:

    - Please note that the pro forma balance sheet and the pro forma earnings per share figures included on the face of your financial statements should assume only the impact of your $666 million one-time special cash distribution. Accordingly, your pro forma balance sheet should only include adjustments to equity and the dividend accrual and the pro forma EPS figure should not include any adjustments to the net income numerator.

    - We note your presentation of pro forma EPS in Selected Financial Data. Please revise your disclosures in this section to quantify all pro forma adjustments made to net income and weighted average shares outstanding. Ensure that your pro forma EPS calculation includes those shares whose proceeds are being reflected in pro forma adjustments, such as proceeds used to redeem debt. Also provide a discussion of the effects of your pro forma balance sheet adjustments. Although several of these disclosures have been included on pages F-8 and F-9, they should not be given treatment on the face of your financial statements and should be presented outside of the financial statements.

- We note your disclosure on page F-9 that pro forma EPS excludes the cost of management fees payable to your Sponsors under consulting agreements. As your pro forma financial statements should include all historical expenses that were necessary to conduct business, please tell us why you eliminated these expenses. While we realize that these items will not continue going forward, the expenses were recorded in the historical financial statements and the historical amounts were not directly affected by the transaction.

Non-GAAP Reconciliations, page 50

2. We have read your response to comment 11. Please tell us the tax rates used to compute the tax impact of your adjusted net income adjustments, explain how you calculated the rates, and reconcile them to your effective tax rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

3. We note your response to comment 15. Please quantify the impact that the case volume and price per case declines had on your net sales. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

Cash Flows

Operating Activities, page 62

4. We have read your response to comment 18. Please revise your disclosure to address the underlying reasons for changes in working capital items that materially affect operating cash flows, such as explaining the substantive reasons for the increase in inventory.

Compensation Equity Awards, page 114

5. Please provide additional disclosure about how you arrived at the 2015 Grant Values awarded to your NEOs. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Commitments and Contingencies, page F-47

6. We have read your response to comment 35 and note your revised fiscal 2015 operating activity cash flow presentation. Please present fiscal 2014 activity on a similar basis or tell us why you believe revisions are not necessary.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products